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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **April, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: April 28, 2006

By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS, INC.

C.U.S.I.P. 780919 106   TSX VENTURE: RSM
S.E.C. FILED: FORM 20F
LISTED: S&P AND MOODY'S

RSM COMPLETES $15 MILLION PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, APRIL 28, 2006: ROYAL STANDARD MINERALS INC., (TSX-V-RSM)
Royal Standard Minerals Inc. (the "Corporation") is pleased to announce that on April 27, 2006 it completed its previously announced private placement, closing on a total of 12,975,967 units of the Corporation ("Units") at $1.15 per Unit, raising gross proceeds of $14,922,362.

Each Unit consisted of one common share of the Corporation (a "Common Share") and one-half of one Common Share purchase warrant (a "Warrant"). Each Warrant is exercisable at $1.75 into one Common Share of the Corporation for two years, subject to early expiration.

M Partners Inc. acted as agent in respect of 2,138,900 Units raising gross proceeds of $2,459,735 and received 6% cash compensation.   A 6% cash finder's fee was paid to certain other registered brokers.

All securities issued in connection with the final closing are subject to resale restriction preventing such securities from being resold prior to August 28, 2006.

The net proceeds of the offering will be used to complete a production test program on the Corporation's Goldwedge property, and to complete permitting and to commence drilling and pre-development programs on its Railroad-Piñon property, and for other working capital purposes.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Corporation may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Corporation.

For More Information
Please call Roland Larsen @ 804-580-8107 or FAX @ 804-580-4132
Visit our website at http://www.royal-standard.com

Royal Standard shares are traded on the TSX Venture Exchange, symbol: RSM